EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 4 to Registration Statement No. 333-135351 of our (1) report dated June 23, 2006, relating to the combined financial statements and financial statement schedule of Universal Compression Partners Predecessor (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the combined financial statements of Universal Compression Partners Predecessor from the separate records maintained by Universal Compression Holdings, Inc.), (2) report dated June 23, 2006, relating to the balance sheet of Universal Compression Partners, L.P. and (3) report dated June 23, 2006, relating to the balance sheet of UCO General Partner, LP all appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP

Houston, Texas
October 9, 2006